FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 16, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

Buenos Aires, November 11, 2009 - In compliance with Decree N° 677/01 Section 15, Law N° 17,811 Section 73 (included under Decree N° 677/01) and other applicable regulations, that at the meeting held on November 10, PESA’s Directors Board approved the attracting banks medium-term financing of US$150 million (one hundred and fifty million United States dollars) secured by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).

Under the Regime concerning Transparency in Public Offerings (Decree No. 677/2001), the guarantee provided by Petrobras to PESA’s qualifies as a related party transaction for a significant amount of money, considering the aggregate amount of the issue.

Based on the above mentioned and other facts assessed, the Audit Committee issued, prior to the Directors’ Board meeting and in compliance with its regulations and applicable rules, a well-founded opinion and stated that the cost of the security provided by Petrobras on PESA’s borrowing is considered reasonably adequate from the financial viewpoint, in accordance with the usual and customary terms for similar transactions performed on an arm’s length basis.

In turn, for the purpose of issuing such opinion, the Audit Committee requested the services of an internationally renowned independent auditing firm that issued a favorable opinion in connection with the transaction in question.

In addition, in accordance with the above mentioned rules, I hereby inform you that the Audit Committee’s report referred to above is available for all shareholders at the Company’s principal place of business – Corporate General Secretary’s Office.

www.petrobras.com.ar

(54-11) 4344-6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 11/16/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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